UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

EAGLE TEST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE**

(Title of Class of Securities)

270006109

(CUSIP Number)

Eileen Casal, Esq.

600 Riverpark Drive

North Reading, Massachusetts 01864

(978) 370-2700

with copies to:

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2008

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The par value per share of Eagle Test Systems, Inc.’s common stock was changed from $.01 per share to $.001 per share in connection with the merger described in this Amendment No. 1 to Schedule 13D.

(Continued on following pages)

Page 2 of 6	Schedule 13D

CUSIP No. 270006109

1	NAME OF REPORTING PERSON Teradyne, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See instructions) CO

Page 3 of 6	Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) by Teradyne, Inc., a Massachusetts corporation (“Teradyne”), to amend the Schedule 13D filed by Teradyne with the SEC on September 11, 2008 (the “Schedule 13D”) concerning the common stock of Eagle Test Systems, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Statement relates to shares of common stock of the Issuer (“Common Stock”). The principal executive office of the Issuer is located at 2200 Millbrook Drive, Buffalo Grove, IL 60089.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Stockholder Agreements were entered into to secure the support of certain of the Issuer’s directors and stockholders for the Merger pursuant to the Merger Agreement. Teradyne acquired shared voting power with respect to the shares of Common Stock owned by the Stockholders via execution of the Stockholder Agreements. The Issuer’s stockholders adopted the Merger Agreement and approved the Merger at a stockholder meeting held on November 7, 2008. The Merger was consummated on November 14, 2008. Prior to the consummation of the Merger, Teradyne did not pay any funds or other consideration relating to the “beneficial ownership” of Common Stock owned by the Stockholders. Subject to their compliance with certain customary requirements, in respect of the Merger the Stockholders and the other holders of the Issuer’s Common Stock immediately prior to the Merger are entitled to receive $15.65 in cash, without interest and less any required withholding of taxes (the “Merger Consideration”), for each share of Common Stock that they owned immediately prior to the Merger.

The aggregate purchase price paid by Teradyne to acquire the Issuer was approximately $250 million, net of cash acquired and including the estimated fair value of fully vested employee equity instruments and estimated transaction costs.

On November 14, 2008, in connection with the acquisition of the Issuer, Teradyne entered into a Credit Agreement (the “Credit Agreement”) among Teradyne, as borrower, Bank of America, N.A., as Administrative Agent, RBS Citizens, N.A., as Syndication Agent, KeyBank National Association, as Documentation Agent, Silicon Valley Bank and Toronto Dominion (New York) LLC and certain direct and indirect domestic subsidiaries of Teradyne from time to time. The Credit Agreement provides for a senior secured revolving credit facility of $122.5 million. Proceeds from the Credit Agreement, together with cash on hand, will be used to finance the acquisition of the Issuer, and for working capital needs and general corporate purposes. On November 14, 2008, Teradyne borrowed $100 million available under the credit facility.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Credit Agreement is attached as Exhibit 3 to this Statement.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

On September 1, 2008, Teradyne, Merger Sub and the Issuer, entered into the Merger Agreement, pursuant to which Teradyne acquired the Issuer via the consummation of the Merger on November 14, 2008. Upon consummation of the Merger, the Issuer became a wholly-owned subsidiary of Teradyne. Teradyne completed the Merger in order to acquire control of the Issuer.

Page 4 of 6	Schedule 13D

As an inducement to enter into the Merger Agreement, and in consideration thereof, each Stockholder, solely in such Stockholder’s capacity as stockholder of the Issuer, entered into a Stockholder Agreement with Teradyne. Pursuant to the Stockholder Agreements, each Stockholder agreed to vote his or her shares of Common Stock (a) in favor of the Merger Agreement and the Merger and (b) against any alternative proposal. In addition, under the Stockholder Agreements (so long as they remained in effect), each Stockholder granted an irrevocable proxy to and appointed Teradyne or any nominee of Teradyne as such Stockholder’s proxy and attorney-in-fact to vote all of the Shares held by each such Stockholder (a) in favor of the Merger Agreement and the Merger and (b) against any alternative proposal. The Issuer’s stockholders adopted the Merger Agreement and approved the Merger at a stockholder meeting held on November 7, 2008. The Stockholder Agreements terminated upon consummation of the Merger on November 14, 2008.

Upon consummation of the Merger, each outstanding share of Common Stock (other than any shares of Common Stock owned by Teradyne, Merger Sub or the Issuer or any of their respective subsidiaries or affiliates) converted into the right to receive the Merger Consideration.

Upon consummation of the Merger, each stock option outstanding under the Issuer’s equity incentive plans, whether or not then vested or exercisable, automatically converted into the right to acquire shares of Teradyne common stock, on substantially the same terms and conditions as were applicable under such Issuer stock option (including vesting schedule) except that

•

the number of shares of Teradyne common stock subject to each such option or right was determined by multiplying the number of shares of Issuer Common Stock subject to such option immediately prior to the Merger by approximately 3.432 (the “Equity Award Exchange Ratio”). Pursuant to the terms of the Merger Agreement, the Equity Award Exchange Ratio was calculated by dividing (x) the Merger Consideration of $15.65 by (y) the average closing price of Teradyne common stock on the New York Stock Exchange over the five consecutive trading days ending November 13, 2008 of $4.56; and

•

the exercise price per share of Teradyne common stock (rounded up to the nearest whole cent) equals (x) the per share exercise price for the shares of Issuer Common Stock otherwise purchasable pursuant to such option immediately prior to the Merger divided by (y) the Equity Award Exchange Ratio of approximately 3.432.

Upon consummation of the Merger, the (i) directors of Merger Sub were appointed as the directors of the Issuer and (ii) certificate of incorporation and bylaws of the Issuer were restated in forms attached to the Merger Agreement.

Shares of Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.

The foregoing descriptions of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Statement, a copy of the form of Stockholder Agreement is attached as Exhibit 2 to this Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a) As a result of the Merger, Teradyne has sole beneficial ownership of 1,000 shares of Common Stock. Such shares constitute 100.0% of the issued and outstanding equity securities of the Issuer.

(b) Teradyne has sole power to direct the vote and the disposition of 1,000 shares of Common Stock. Such shares constitute 100.0% of the issued and outstanding equity securities of the Issuer.

(c) Except as otherwise disclosed herein, to Teradyne’ knowledge, no transaction in the class of securities reported has been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To Teradyne’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Page 5 of 6	Schedule 13D

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented and amended to add the following information:

Exhibit 3: Credit Agreement among Teradyne, as borrower, Bank of America, N.A., as Administrative Agent, RBS Citizens, N.A., as Syndication Agent, KeyBank National Association, as Documentation Agent, Silicon Valley Bank and Toronto Dominion (New York) LLC and certain direct and indirect domestic subsidiaries of Teradyne from time to time, dated November 14, 2008 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Teradyne on November 20, 2008).

[SIGNATURE APPEARS ON FOLLOWING PAGE]

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2008

/s/ EILEEN CASAL
Eileen Casal
Vice President, General Counsel and Secretary